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SEC FILE NUMBER
001-12665

CUSIP NUMBER
008190

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	June 30, 2006

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Affiliated Computer Services, Inc.

Full Name of Registrant
N/A

Former Name if Applicable

2828 North Haskell Avenue

Address of Principal Executive Office (Street and Number)
Dallas, Texas 75204

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑*
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)*	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

*	While the Company is seeking to be in a position to file its Form 10-K by September 28, 2006, there is no assurance that the filing of the Form 10-K will occur on or before such date.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
As previously announced, Affiliated Computer Services, Inc. (the “Company” or “ACS”) is conducting an internal investigation into its historical stock option practices during the period 1994 to date and the Company’s related disclosure in its Form 10-Q, filed May 15, 2006 in response to a pending informal investigation by the Securities and Exchange Commission and a grand jury subpoena issued by the United States Attorney for the Southern District of New York.
As previously disclosed, beginning in March 2006 ACS’ internal investigation was conducted, at the direction of the Board of Directors, by the Company’s regular outside counsel, which had not been involved in the Company’s historical stock option grant process. ACS’ regular outside counsel also represented the Company in connection with the SEC informal inquiry which began in March 2006. In May 2006 the Company retained independent counsel, Bracewell & Giuliani LLP (“Investigation Counsel”), to jointly conduct the internal investigation with the Company’s regular outside counsel and to represent the Company in connection with the investigations being conducted by the United States Attorney and the SEC. Further, in July 2006 the ACS Board’s Audit Committee, consisting of all four of the Company’s independent directors, retained its own independent counsel to assist the Audit Committee in monitoring the internal investigation.
In August 2006 the Company’s Board of Directors voted to instruct Investigation Counsel to report the progress and findings of the internal investigation to the Board’s independent directors and the Audit Committee and to change the role of its regular outside counsel to one of providing ongoing assistance to Investigation Counsel. In addition, the Company retained Skadden, Arps, Slate, Meagher & Flom LLP in August 2006 as its new regular outside corporate counsel. Subsequently, an Ad Hoc Committee of the Board of Directors, consisting of all the Company’s independent directors, was formally established to monitor, oversee and direct the conduct of the internal investigation.
During the past week the Ad Hoc Committee received oral updates on the progress of the investigation from Investigation Counsel. The investigation into the Company’s historic stock option grant practices is continuing and the investigation also includes a review of the preparation of the Company’s Form 10-Q for the quarterly period ended March 31, 2006, as filed with the SEC on May 15, 2006. On August 7, 2006 the Company announced that previously disclosed preliminary findings of the investigation set forth in Note 3 to its consolidated financial statements included in its Form 10-Q should no longer be relied upon. The Ad Hoc Committee will make recommendations to the Board of Directors when it receives the final report of Investigation Counsel.
The Company’s Audit Committee, which consists of the same individuals as the Ad Hoc Committee, has received periodic reports from Investigation Counsel. In addition, the Audit Committee does not expect the independent auditors to be in a position to complete the audit of the Company’s financial statements until the internal investigation is complete and the independent auditors have had the opportunity to review the findings and any recommendations, including any actions recommended by the Ad Hoc Committee, Audit Committee and Board of Directors.
In view of the foregoing, the Company is not in a position to file its Annual Report on Form 10-K for its fiscal year ended June 30, 2006, as required to be filed by yesterday’s close of business. While the Company is seeking to be in a position to file its Form 10-K by September 28, 2006, which is within the additional time period permitted under the SEC rules for an issuer to be deemed to have filed in a timely manner, there is no assurance that the Form 10-K will be filed by such date.
Absent a waiver, the Company may face covenant compliance issues under its March 2006 Credit Facility, including if it does not have audited financial statements within 90 days of the end of its fiscal year. The Company is in the process of seeking a waiver from the lenders under the Credit Facility. Approximately $2.0 billion in borrowings are outstanding under the Credit Facility.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

William L. Deckelman, Jr.	(214)	841-6144
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
Other than as relates to the Company’s historical stock option practices during the period 1994 to date, no such change is anticipated by the Company. As the investigation relating to the Company’s historical stock option practices during the period 1994 to date is still ongoing, the Company has not been able to determine the amount of such change.
Certain matters discussed in this Notification of Late Filing on Form 12b-25, including those relating to the nature, scope and contents of the Company’s pending investigation, and expectations as to the completion of the investigation, constitute forward-looking statements. Actual results or events could differ materially from those stated or implied in these forward-looking statements, including as a result of additional actions and findings resulting from the continuing internal investigation and as a result of other risks set forth in the Company’s SEC reports, which are available at the SEC’s website at http://www.sec.gov. There can be no assurance concerning the results of the investigation or the timing of the filing of the Annual Report on Form 10-K for the period ended June 30, 2006.
Affiliated Computer Services, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date September 14, 2006	By	/s/ William L. Deckelman, Jr.
		Name:	William L. Deckelman, Jr.
		Title:	Executive Vice President and General Counsel

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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